Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276660
PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated July 24, 2024)

Pinstripes Holdings, Inc.
Primary Offering of
Up to 23,985,000 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of the Warrants
Secondary Offering of
Up to 20,962,824 Outstanding Shares of Pinstripes Holdings Class A Common Stock
Up to 4,969,777 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Conversion of Pinstripes Holdings Series B-1 Common Stock, Pinstripes Holdings Series B-2 Common Stock and Pinstripes Holdings Series B-3 Common Stock
Up to 647,011 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of Pinstripes Options
Up to 172,806 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon the Vesting of Restricted Stock Units
Up to 2,912,500 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of the Oaktree Warrants
Up to 11,910,000 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of Private Placement Warrants
Up to 11,910,000 Private Placement Warrants to Purchase Pinstripes Holdings Class A Common Stock
This prospectus supplement supplements the prospectus dated July 24, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-276660). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by Pinstripes Holdings, Inc., a Delaware corporation (“Pinstripes Holdings,” “we,” “us,” or “our” and, prior to the Business Combination (as defined below), “Banyan”) of up to (i) 12,075,000 shares of Class A common stock, par value $0.0001 per share, of Pinstripes Holdings (“Pinstripes Holdings Class A Common Stock”) that are issuable upon the exercise of the Public Warrants (as defined below) originally issued in the initial public offering of Banyan (the “IPO”) and (ii) 11,910,000 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of the Private Placement Warrants (as defined below), originally issued in a private placement to the Sponsor (as defined below) and the underwriters of the IPO, by the holders thereof. We are registering the issuance of such shares of Pinstripes Holdings Class A Common Stock (the “Warrant Shares”) upon exercise of the Public Warrants and the Private Placement Warrants (collectively, the “Warrants”) as required by that certain Warrant Agreement, dated as of January 19, 2022 (the “Warrant Agreement”), entered into by and between Banyan and Continental Stock Transfer & Trust Company.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders identified in this prospectus, or their permitted transferees (the “Selling Securityholders”), of up to an aggregate of 36,605,141 shares of Pinstripes Holdings Class A Common Stock, which consist of:
(i) 4,172,025 outstanding shares of Pinstripes Holdings Class A Common Stock that, consist of (a) 2,646,250 outstanding shares of Pinstripes Holdings Class A Common Stock issued upon conversion on a one-for-one basis of 2,646,250 shares of Class B Common Stock of Banyan (together with the Class A Common Stock of Banyan, the “Banyan Common Stock”), originally issued to Banyan Acquisition Sponsor LLC (the “Sponsor”) at a purchase price of approximately $0.003 per share before the IPO, of which (1) 2,596,762 shares continue to be held as Pinstripes Holdings Class A Common Stock by the Sponsor and (2) 49,488 shares were assigned and sold by the Sponsor to the Sponsor Holders (as defined below) for a purchase price of $0.003 per share before the IPO, and continue to be held as Pinstripes Holdings Class A Common Stock by the Individual Sponsor Holders, (b) 1,018,750 shares that were, upon closing of the Business Combination, effectively re-issued as Pinstripes Holdings Class A Common Stock to certain investors in Banyan in consideration of their agreement not to redeem their respective shares of Banyan Class A Common Stock (as defined below) in connection with Banyan’s extension meeting held on April 21, 2023 (the “Non-Redeeming Investors”), after being forfeited as Banyan Common Stock by the Sponsor Holders , and (c) 507,025 shares were, upon closing of the Business Combination, effectively re-issued as Pinstripes Holdings Common Stock to holders of the Series I Convertible Preferred Stock in consideration of their agreement to invest in the Series I Financing (as defined below), after being forfeited as Banyan Common Stock by the Sponsor Holders;
(ii) 11,771,022 outstanding shares of Pinstripes Holdings Class A Common Stock (the “Pinstripes Affiliate Shares”) that, consist of (a) 11,669,311 outstanding shares of Pinstripes Holdings Class A Common Stock issued to stockholders of Pinstripes, Inc., that are executive officers, directors and other affiliates of Pinstripes Holdings (the “Pinstripes Affiliates”) in the Business Combination in exchange for their shares of Pinstripes Common Stock (as defined below), including shares issued upon conversion of Pinstripes Preferred Stock, which Pinstripes Affiliate Shares were, at various times prior to the Business Combination, acquired by the Pinstripes Affiliates; provided, that the Pinstripes Affiliates Shares include 1,242,975 shares of Pinstripes Holdings Class A Common Stock that were re-issued to the Pinstripes Affiliates after being forfeited as Banyan Common Stock by the Sponsor Holders and which shares of Banyan Common Stock were initially issued to the Sponsor in a private placement at a purchase price of $0.003 per share before the IPO, and some of which were assigned and sold by the Sponsor to certain Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO;
(iii) 50,000 outstanding shares of Pinstripes Holdings Class A Common Stock issued to Roth Capital Partners LLC in settlement of $0.5 million of transaction costs incurred by Pinstripes for financial advisor, legal and other professional services (accordingly, at an effective price of $10.00 per share);
(iv) 4,696,777 shares of Pinstripes Holdings Class A Common Stock issuable upon conversion of Pinstripes Holdings Series B-1 Common Stock, Pinstripes Holdings Series B-2 Common Stock and Pinstripes Holdings Series B-3 Common Stock, of which (a) 915,000 shares are issuable upon conversion of 915,000 shares of Pinstripes Holdings Series B-1 Common Stock that were issued, in connection with the consummation of the Business Combination, on a one-for-one basis in exchange for 915,000 shares of Banyan Common Stock, which shares were initially issued to the Sponsor in a private placement at purchase price of $0.003 per share before the IPO, of which 896,104 shares continued to be held by the Sponsor until the closing of the Business Combination and 18,896 shares were assigned and sold by the Sponsor to certain Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO, (b) 915,000 shares are issuable upon conversion of 915,000 shares of Pinstripes Holdings Series B-2 Common Stock that were issued, in connection with the consummation of the Business Combination, on a one-for-one basis in exchange for 915,000 shares of Banyan Common Stock, which were initially issued to the Sponsor in a private placement at an effective purchase price of $0.003 per share before the IPO, of which 896,103 shares continued to be held by the Sponsor until the closing of the Business Combination and 18,897 shares were assigned and sold by the Sponsor to the Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO, (c) 872,160 shares are issuable upon conversion of 872,160 shares of Pinstripes Holdings Series B-1 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock (d) 872,160 shares are issuable upon conversion of 872,160 shares of Pinstripes Holdings Series B-2 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock, and (e) 1,395,457 shares are issuable upon conversion of 1,395,457 shares of Pinstripes Holdings Series B-3 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock;
(v) up to 647,011 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of Pinstripes Holdings Options (as defined below) that were issued to Pinstripes Affiliates in exchange for Pinstripes Options (as defined below), which Pinstripes Options were issued as consideration for service as directors and officers;
(vi) up to 172,806 shares of Pinstripes Holdings Class A Common Stock issuable upon the vesting of restricted stock units that were issued to non-employee directors of Pinstripes Holdings on January 19, 2024 as consideration of their service as directors of Pinstripes Holdings;
(vii) up to 2,912,500 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of the Oaktree Warrants (as defined below) issued by Pinstripes Holdings to Oaktree Capital Management, L.P. (“Oaktree”), in connection with the closing of the Business Combination and the Oaktree Tranche 1 Loan (as defined below), in consideration of Oaktree’s providing the Oaktree Tranche 1 Loan; and
(viii) up to 11,910,000 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise, at an exercise of $11.50 per share, of 11,910,000 Private Placement Warrants (as defined below), of which (a) 10,860,000 were issued to the Sponsor at an effective purchase price of $1.00 per share in connection with the closing of the IPO and (b) 1,050,000 were issued to the underwriters of the IPO at an effective purchase price of $1.00 per share. This Prospectus also relates to the offer and sale from time to time by certain of the Selling Securityholders of the Private Placement Warrants.
On August 1, 2024, the Sponsor transferred 250,000 shares of Pinstripes Holdings Class A Common Stock, and, on August 2, 2024, distributed 2,346,762 shares of Pinstripes Holdings Class A Common Stock, 896,104 shares of Pinstripes Holdings Series B-1 Common Stock, 896,103 shares of Pinstripes Holdings Series B-2 Common Stock and 10,860,000 Private Placement Warrants, to entities affiliated with the Sponsor.

We will bear all costs, expenses and fees in connection with the registration of the shares of Pinstripes Holdings Class A Common Stock and the Private Placement Warrants. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Pinstripes Holdings Class A Common Stock and the Private Placement Warrants.
Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the securities in the section of the Prospectus entitled “Plan of Distribution.”
You should read the Prospectus, this prospectus supplement and any other prospectus supplement or amendment carefully before you invest in our securities. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Pinstripes Holdings Class A Common Stock and Public Warrants are listed on the New York Stock Exchange under the ticker symbols “PNST” and “PNST WS”. On October 18, 2024, the closing price of Pinstripes Holdings Class A Common Stock was $0.60 per share and the closing price of the Public Warrants was $0.02 per Public Warrant.
We will not receive any proceeds from the sale of the Pinstripes Holdings Class A Common Stock by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.
Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus and this prospectus supplement or determined if the Prospectus and prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 22, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 22, 2024
Pinstripes Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1150 Willow Road
Northbrook, IL 60062
(Address of Principal Executive Offices)
Registrant’s telephone number, including area code: (847) 480-2323

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PNST	New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A common stock, exercise price of $11.50 per share	PNST.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Item 3.01—Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing
On October 16, 2024, Pinstripes Holdings, Inc. (the “Company,” “we,” “us” or “our”) was notified by the New York Stock Exchange (the “NYSE”) that it is not in compliance with Section 802.01B and Section 802.01C of the NYSE Listed Company Manual because the Company's average market capitalization was less than $50 million over a consecutive 30 trading-day period and, at the same time, the average closing price of the Company’s common stock was less than $1.00 over a consecutive 30 trading-day period. The notice does not result in the immediate delisting of the Company’s common stock from the NYSE.
The Company plans to submit a plan to the NYSE on or before November 30, 2024, that is intended to cure the market capitalization and stock price deficiencies and to return the Company to compliance with the NYSE continued listing standards. The Company can regain compliance at any time within the six-month period with respect of the minimum average share price deficiency if following receipt of the NYSE notice if on the last trading day of any calendar month during the cure period the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.
The NYSE will have 45 days after the receipt of the plan to review and determine whether the Company has made a reasonable demonstration of its ability to regain compliance with the minimum average market capitalization standard within the 18-month cure period. The NYSE will either accept the plan, at which time the Company would be subject to ongoing monitoring for compliance with the plan, or the NYSE will not accept the plan, and the Company would be subject to suspension and delisting procedures. If the NYSE accepts the plan and the Company satisfies the minimum average market capitalization standard, the Company’s Class A common stock will continue to be listed and traded on the NYSE during the 18-month cure period, subject to the Company’s compliance with other continued listing standards, including the minimum average share price standard, and the Company will be subject to quarterly monitoring by the NYSE for compliance with the plan.
Under the NYSE’s rules, if the Company determines that, if necessary, it will cure the market capitalization and stock price deficiencies by taking an action that will require stockholder approval, it must so inform the NYSE in the above referenced notification and the market capitalization and price condition will be deemed cured if the market capitalization and price promptly exceeds $50 million and $1.00 per share, respectively, and the price remains above those levels for at least the following 30 trading days. The Company intends to consider available alternatives, including but not limited to a reverse stock split, that are subject to shareholder approval.
The notice has no immediate impact on the listing of the Company’s common stock. The Company will continue to file periodic and other reports with the Securities and Exchange Commission under applicable federal securities laws.
Item 7.01 Regulation FD Disclosure.
As required by Sections 802.01B and 802.01C, the Company issued a press release on October 22, 2024, announcing that it had received the notice of noncompliance with the NYSE’s continued listing standards. A copy of the press release is being furnished herewith as Exhibit 99.1.
The information set forth under this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
99.1	Press release issued by Pinstripes Holdings, Inc., dated October 22, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Pinstripes Holdings, Inc.

Dated: October 22, 2024	/s/ Anthony Querciagrossa
Anthony Querciagrossa
Chief Financial Officer